August 12, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	MHI Hospitality Corporation Registration Statement on Form S-11 (File No. 333-167519)

Ladies and Gentlemen:

Pursuant to Rule 477 (“Rule 477”) under the Securities Act of 1933, as amended (the “Securities Act”), MHI Hospitality Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-11 (File No. 333-167519) filed with the Commission on June 15, 2010, together with all exhibits thereto (the “Registration Statement”).

The Company requests withdrawal of the Registration Statement because it has determined not to proceed with the public offering contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Commission, and the Company hereby confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement and the prospectus contained therein. Furthermore, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should a subsequent registration statement meeting the requirements of paragraph (p) of Rule 457 under the Securities Act be filed.

It is the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen calendar days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions regarding this application for withdrawal, please contact Pamela K. Dayanim of Baker & McKenzie LLP at (202) 835-6103.

Very truly yours,

MHI Hospitality Corporation

By:	/s/ David R. Folsom
President and Chief Operating Officer

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